Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: September 15, 2022

Orlando-Based Unicorn Falcon’s Beyond to Power Synapse Orlando

By: Orlando Economic Partnership Contributor

September 13, 2022

The global entertainment development company is the title sponsor for Synapse Orlando 2022, the Orlando region’s marquee innovation event.

Synapse Florida and the Orlando Tech Council are proud to announce Falcon’s Beyond, a leading fully-integrated global entertainment development company specializing in intellectual property (IP) creation and expansion, as the title sponsor for Synapse Orlando 2022, the region’s marquee innovation event. Synapse Orlando will return to the Dr. Phillips Performing Arts Center on Friday, October 21, connecting nearly 2,000 innovators to celebrate, discover, and engage as one innovation community.

Synapse Orlando, in partnership with the Orlando Tech Council, is an annual celebration of the innovators, industry leaders and companies that are unique to the region, stretching from the Space Coast to Central Florida. Through a highly curated and immersive experience, attendees engage with speakers, workshops, expert panels, interactive exhibitors, and networking. This event brings together talent, executives, experts, investors, and visionaries, fostering new partnerships, investments, and career opportunities while energizing the innovation community.

This year’s theme centers on Orlando as an innovation engine – past, present and future. Synapse Orlando will showcase the community, from legacy innovators to leaders in emerging technologies that have positioned Orlando as “The MetaCenter,” and example of what makes Orlando Unbelievably Real.

“The city of Orlando has continued to grow as a major innovation hub, and our title sponsorship of Synapse Orlando 2022, an event which truly celebrates that, is a natural fit for us.”— Cecil D. Magpuri, Chief Executive Officer of Falcon’s Beyond.

“Synapse Orlando provides an important opportunity for our business and technology communities to connect, engage, and expand upon the unique culture of innovation in our area. We can’t wait for this year’s event,” said Cecil D. Magpuri, Chief Executive Officer of Falcon’s Beyond.

Orlando-based Falcon’s Beyond creates and owns award-winning entertainment destinations, media and interactive content, consumer products, as well as patented attractions and experiential technologies with worldwide distribution. Since its founding in 2000, the company and its business sectors have been involved in realizing well over $100 billion worth of entertainment projects across the globe. The company’s list of clients and IP collaborators include Atlantis, Marvel, National Geographic, NASA, AT&T, Lego, Hard Rock, Formula 1, Lionsgate, Cartoon Network and Microsoft, among others.

Falcon’s Beyond recently announced plans to become a publicly listed company on Nasdaq through a definitive merger agreement with FAST Acquisition Corp. II (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s Beyond’s website. The pro forma enterprise value of the new company would be approximately $1 billion.

Falcon’s Beyond has been a leading innovator, developing groundbreaking proprietary products and technologies. This includes the introduction of its ÄEONXP™ Ecosystem, SpectraVerse™ attraction system, Falcon’s Vision® AR headset, and ON!X™ interactive theater as new platforms that expand IPs and transform location-based entertainment. At Synapse Orlando 2022, Falcon’s Beyond will be showcasing many of its immersive experiences and experiential technologies from its Falcon’s X-Lab research and development facility.

For more information about Synapse Orlando including ticketing, exhibition and sponsorship, visit www.synapseorl.com.

About Synapse Florida

Synapse Florida is a 501c3 non-profit organization that enables you to connect, discover and engage with Florida’s innovation community.  In-person and virtual events, innovation challenges and targeted engagement enable us to make curated connections.  Our approach is unique by connecting key stakeholders across industries, technologies and geographies: entrepreneurs, investors, corporate leaders, government leaders, innovation enablers, entrepreneur support organizations, educational leaders, and talent.  Through Synapse, you’ll meet the thought leaders, doers, creators, and entrepreneurs driving innovation across the state of Florida and beyond.  To learn more about our work and Synapse Orlando, taking place on Friday, October 21, 2022, visit synapsefl.com.

About The Orlando Tech Council

The Orlando Tech Council is a core component of the Orlando Economic Partnership.  Through ecosystem development, programming and marketing, the Orlando Tech Council will create new opportunities for the regional technology and innovation community to scale and mature, resulting in a more connected, diverse and sophisticated ecosystem and greater awareness of Orlando’s global profile as a leading community for innovation. Visit www.orlando.org/l/orlando-tech-council/ to learn more.

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon’s Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The Company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The Company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

Additional Information

This communication relates to the proposed business combination between FAST II and Falcon’s Beyond. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Falcon’s Beyond intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION,INVESTORSAND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTSFILED OR THAT WILL BE FILED WITH THE SEC INCONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILLCONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Falcon’s Beyond through the website maintained by the SEC at www.sec.gov. The documents filed by FASTII with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II, Falcon’s Beyond and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FASTII’s shareholders in connection with the proposed business combination. You can find information about FAST II’s directors and executive officers and their interest in FAST II can be found in FAST II’s Annual Report on Form 10-K for the fiscal year ended December 31,2021, which was filed with the SEC on March 29, 2022. A list of the names of the directors, executive officers, other members of management and employees of FAST II and Falcon’s Beyond, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form S-4 to be filed with the SEC by Falcon’s Beyond. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Falcon’s Beyond’s and FAST II’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Falcon’s Beyond’s and FAST II’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Falcon’s Beyond or FAST II to predict these events or how they may affect Falcon’s Beyond or FAST II. Except as required by law, neither Falcon’s Beyond nor FAST II has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FAST II’s and Falcon’s Beyond’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of FAST II’s and Falcon’s Beyond’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or any of its subsidiaries following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the business combination or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of Falcon’s Beyond is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6)the risk that the business combination or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the business combination or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond;(10) risks related to the rollout of Falcon’s Beyond business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond business; (12) the risk that the business combination or the other transactions contemplated by the Merger Agreement may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC.